UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 September 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom AGM – Chairman’s Speech

2.	Telecom AGM – CEO’s Speech

3.	Results of Annual Meeting

4.	Director Independence Determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 September 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

28 September 2012

MEDIA RELEASE

Telecom Corporation of New Zealand Limited

Chairman’s speech delivered at the 2012 Annual Meeting, Telecom Place, Auckland at 10:00am on 28 September 2012:

This is my first annual meeting as Telecom chairman and your first meeting as owners of what is essentially a very different business.

The financial year ended 30 June 2012 was arguably the most pivotal in Telecom’s history. As you will be aware, the company demerged as of 1 December 2011, the fixed access network business owned by Chorus Limited being split away following shareholders voting in favour of demerger.

Following demerger the value of both Chorus and Telecom shares has increased which has meant you have enjoyed significant total shareholder returns in the last 12 months.

Throughout the 2012 financial year and subsequently, we have continued to simplify Telecom’s offerings, and right-size the business to compete in a challenging market. This continued focus on cost and rationalisation makes sense given the company is now essentially a retail service provider.

To continue to do well for our shareholders, we must focus on winning customers with both service and products.

FY12 review

Looking back at the financial year 12, a rigorous focus on cost management and simplification has delivered a satisfactory financial result.

Although year on year comparisons are difficult given the separation with Chorus, when adjusting for one off items, and despite all the distractions and leadership time dedicated to the UFB and demerger process, the company delivered largely flat EBITDA on a pro forma basis.

Adjusted revenues, allowing for one off changes, declined roughly 9% compared to the prior year. However this decline in revenue was offset by reductions in operating expenses which fell by more than 12% compared to the prior year.

Free cash flow generation of $656m has improved significantly and the resulting 20c dividend - the same level as last year when we had Chorus on board - is testament to the focus on costs and the commitment of management to our business goals.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

At financial year end we had returned $169m of surplus capital, as part of the ongoing share buyback which we announced at the start of this calendar year.

We sympathise with shareholders seeking to understand the complex financial statements provided to you in the annual report. This was an inevitable consequence of the demerger.

We have endeavoured to provide meaningful adjusted comparisons to the previous year. I can assure you that the results for the current financial year and beyond will be easier to follow.

We have also included a large amount of information in order to be transparent about the matters you should care about as investors. We are happy to answer any questions on the annual report you may have.

Outlook FY13

In the August announcement of our financial results for FY12 we noted our initial views on the outlook for the current financial year.

In this we said the outlook was for a flat to low single digit percentage decline in our EBITDA. This outlook is being driven by our renewed competitive stance in order to hold our broadband market share, which we regard as essential for the long term health and future of our business.

For the current financial year we intend to pay 90% of adjusted net earnings as dividends and expect imputation to be between 70% and 100%.

This view is also prior to Simon completing a strategic review which we have required he deliver to us in the latter part of this year. We expect to be able to talk about this early next year.

Rightsizing the business

A key benefit of the Demerger was that it allowed for a reset of the regulatory environment and the ability to focus the company on reshaping itself to take on the challenges and opportunities of a new operating environment.

Telecom now competes on a more level playing field with other telecommunications providers. Competition is high and the regulatory reset allows us to be more single minded on delivering for customers.

It is this single-mindedness that will deliver the results that shareholders demand and the company will do it as cost efficiently as possible.

New Telecom board

With effectively a new company came a largely new board.

Provided you approve Simon Moutter’s executive directorship and re-election of myself and Paul Berriman, we will be at the helm over the coming year with stalwarts Murray Horn and Kevin Roberts and new directors Charles Sitch, Justine Smyth and Maury Leyland.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

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This is a very strong board. A lot of care and thinking went into ensuring the Board would have the right balance of values and functional expertise, could draw on deep experience in the telecommunications market from both here and overseas, and had a diverse skill-set gained across a range of relevant industries.

We’re committed to driving the change necessary to enable Telecom to thrive now and into the future.

During the year we farewelled Wayne Boyd, who chaired and led your company through a difficult period. He left it in very good heart and with a sound platform to move forward- we thank him for his leadership and wisdom.

CEO transition

It would also be remiss of me not to mention Paul Reynolds.

His five years at the helm of Telecom were instrumental in seeing the business through a significant period of change. He came into Telecom at a difficult time, and more recently, along with Wayne Boyd, Paul’s commitment to steering Telecom through winning the UFB tender (for Chorus) and through the successful demerger cannot be understated. This led to a substantial uplift in total shareholder returns.

And of course we ushered in the new financial year by welcoming Simon Moutter.

We conducted an exhaustive international search. Simon stood out.

Simon gets Telecom. He understands the demands of our shareholders and that the customer is paramount. He knows the importance of this company to the country.

He is both pragmatic and ambitious in his hopes for Telecom. His passion for this business is clear and you will hear from Simon soon.

Shareholders should feel enthusiastic about having Simon in the driving seat given Simon did an exceptional job at Auckland International Airport Limited. We believe we are due an exciting and rewarding period under his leadership. I hope you have the chance to meet him today.

Conclusion

Customer focus. I mentioned it before and it is key to the success of this business.

The market will continue to be challenging and further industry consolidation will bring increased competition.

The business understands that it must strip out the clutter.

We must maintain a relentless focus on the customer, on Telecom’s core products and services in broadband, mobile and ICT, in order to produce the returns you seek and ensure Telecom has a sustainable platform for future growth.

We expect major strides to the development of New Zealand’s ultrafast fibre network over the coming year.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

3

Telecom will be prepared. Significant investment has already been made and once network becomes available, Telecom will be in a position to offer competitive products.

We have a strong board, a new CEO in place and a seasoned leadership team. With your support we will continue to deliver shareholder returns and ensure Telecom maintains a position of strength in the market.

Ladies and gentlemen, I would now like to introduce you to Telecom’s CEO Simon Moutter.

Thank you.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

4

28 September 2012

MEDIA RELEASE

Telecom Corporation of New Zealand Limited

CEO’s speech delivered at the 2012 Annual Meeting, Telecom Place, Auckland at 10:00am on 28 September 2012:

Good morning everyone.

This week I am completing my seventh week as CEO of Telecom.

I can tell you it’s great to be back.

In some ways it felt like I was coming home, but a there is also much that is fresh and new.

I have been away for nearly five years, and Telecom has changed enormously during that time.

From time to time, people have asked me why I came back to Telecom.

Well that’s an easy question to answer.

I am a passionate New Zealander, and I believe that Telecom is one of New Zealand’s most important companies.

We connect New Zealanders to each other, we are fundamental to the business of everyday life, we connect New Zealand to the world and power a modern economy and practically every business that contributes to it.

From our data networks linking up our largest corporations to a newborn baby being shown off to the Grandparents on Skype, Telecom is there.

We have an enormous opportunity ahead of us to completely reshape this company.

We will do this by getting it right for our customers and doing all we can to enable New Zealand to look to the future with confidence and excitement through the incredible power of the technology that Telecom provides.

I came back because I believe I can add real leadership commitment to that exciting journey.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

FY12 Results

One of my first jobs after my arrival was to work with the team to report the company’s results for the previous financial year.

As the financial year ended before I started in the role, our interim CEO Chris Quin took the lead on this announcement.

A brief summary is that while the Chorus demerger made direct comparisons with the previous year complex, the overall performance of the company was satisfactory.

This is particularly so given the distractions of the year, which included the Chorus demerger and the closure of the old CDMA mobile network.

One of the highlights was that strong cost control meant that our free cash flow was very healthy.

As Mark mentioned a moment ago this enabled the payment of the same level of dividend that shareholders received last year before the split.

An excellent outcome for shareholders.

Listening and learning

I am now early on the path of reshaping Telecom to thrive in this new environment where we are truly free to compete without the encumbrance of invasive regulation.

To that end, my first few weeks have been all about listening and learning.

In my mind, it’s important that I come back to the company with no preconceptions and take the time to understand exactly how Telecom works now, after such extensive change.

Many of my initial observations are positive, but it is also clear that there is still much work to do.

The company has many talented and passionate people who are keen to deliver great solutions and service to our customers. That much is certain.

In the Smartphone Network, Telecom has the leading mobile network in New Zealand. We also have a core transport network that is bigger, faster and more reliable than the competition.

Our Australian operations have improved significantly and are valued parts of the group now moving forward with clear strategies and a stable base to work from.

And our systems and processes are in better shape than when I left, although there is still plenty of scope for improvement.

Delivering for customers

Having said that, Telecom is now at the start of a long process of reshaping itself as it adapts to its fundamentally new operating environment as we move to simplify the technology stack post demerger.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

2

Telecom faces intense competition in every market in which it operates.

As such, I am crystal clear that only one thing will determine if we are to be successful.

Simply, that is how we deliver for our customers.

In such an intensely competitive environment, the only way Telecom will win is by providing compelling products and services to our customers more efficiently and effectively than our competitors.

If we do this we will retain and win customers and grow our business.

And I’m confident, if we do the job for our customers, our shareholders will benefit.

Reshaping for the future

As I said, during these early weeks I am getting around the business, listening and getting to know the company again. There is no better way to take the pulse of an organisation than to spend some serious time face-to-face with frontline staff and customers.

I am hugely ambitious for Telecom, and I expect everyone who works with me to be just as ambitious.

Our greatest opportunity is to repurpose the company as a customer focused, agile provider of information communication and technology services which make a huge difference to people’s lives and businesses.

To achieve this, I am a big believer in the power of a single, clear plan that everyone understands.

Once we have gathered the necessary information we will deliver a new strategic plan that puts Telecom back on the path to growth.

I expect to deliver this new plan early next calendar year.

While the detail is in the process of being nailed down, we already know some of the steps that we need to take to achieve our goals for the company.

We must step up the drive to transform Telecom’s staff culture.

It must be completely customer focused, and we must be agile enough to make quick decisions and take the lead in a dynamic and competitive market.

We must tightly manage our cost base to ensure we are efficient and focused only on delivering what matters for our customers.

Cost reduction can be achieved with simplified processes and that will be one of my core focus areas.

And we must have an ambitious plan for long term growth.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

3

I was never motivated to return to Telecom to manage a slow decline through simply cutting costs.

Cost control will be a part of what we do, of course, but I want and expect us to win in key markets and be innovative enough to deliver growth through the revenue base as well.

I am also very focused on ensuring we have the right leadership capability, across the organisation, to deliver.

Important for New Zealand

As I said at the start, Telecom is incredibly important for New Zealand.

Yet over the years it feels like Telecom has lost its emotional connection with many New Zealanders.

We have an enormous opportunity ahead of us to completely reshape this company, and re-forge our deep links with the people of this country.

We will do this by getting it right for our customers and doing all we can to enable New Zealand to look to the future with confidence and excitement through the incredible power of the technology that Telecom provides.

And there is no question in my mind that when we are successful in this mission, we will also be delivering on behalf of you, our shareholders.

Finally, I am conscious that we can only deliver through the good efforts of the Telecom team, and I would like to acknowledge their efforts over the last 12 months through the separation process.

To have increased our customer satisfaction during this time is testament to their abilities.

The Leadership team has done a great job ensuring we stayed focussed on the customer during that transition, so thank you.

I would like to welcome Chris Quin to his new role heading Telecom Retail and acknowledge Alan Gourdie who is leaving us today. Thank you Alan.

And thank you.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

4

MEDIA RELEASE 28 September 2012

Telecom shareholders re-elect directors to board

At Telecom’s annual meeting in Auckland today shareholders were asked to vote on six resolutions all of which were supported by the Board. All resolutions were decided by poll.

Resolutions passed by shareholders today were:

1.	That the directors are authorised to fix the auditors’ remuneration (KPMG).

2.	That Mr Mark Verbiest is re-elected as a director of Telecom.

3.	That Mr Paul Berriman is re-elected as a director of Telecom.

4.	That Mr Simon Moutter is elected as a director of Telecom.

5.	Approval for the issue of up to 1,000,000 shares to Simon Moutter, under the Performance Equity Scheme during the period to 27 September 2015.

6.	Approval for the issue of up to 2,500,000 share rights to Simon Moutter, under the Performance Rights Scheme during the period to 27 September 2015.

Details of the total number of votes cast in person or by the proxy on the poll were:

Resolution		For	Against	Abstain
1.	Fix auditors’ remuneration	1,155,272,118 (99.5%)	5,751,041 (0.5%)	4,998,890
2.	Re-election of Mark Verbiest	1,156,394,780 (99.75%)	2,872,256 (0.25%)	5,789,813
3.	Re-election of Paul Berriman	1,152,283,033 (99.18%)	9,562,743 (0.82%)	3,289,178
4.	Election of Simon Moutter	1,158,088,524 (99.7%)	3,437,610 (0.3%)	3,460,165
5.	Approval for the issue of up to 1,000,000 shares to Simon Moutter, under the Performance Equity Scheme during the period to 27 September 2015.	1,135,302,892 (97.74%)	26,270,429 (2.26%)	4,526,393
6.	Approval for the issue of up to 2,500,000 share rights to Simon Moutter, under the Performance Rights Scheme during the period to 27 September 2015.	1,125,711,706 (97.17%)	32,785,298 (2.83%)	6,618,330

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Details of the manner in which shareholders directed the proxy to vote at proxy close (and included above):

Proxies		For	Discretionary Board proxies	Discretionary other proxies	Against	Abstain
1.	Fix auditors’ remuneration	1,145,801,126	1,472,650	7,176,071	5,742,329	4,959,308
2.	Re-election of Mark Verbiest	1,146,884,337	1,495,211	7,179,588	2,871,100	5,756,048
3.	Re-election of Paul Berriman	1,142,748,163	1,518,482	7,179,588	9,562,743	3,255,413
4.	Election of Simon Moutter	1,148,541,276	1,548,862	7,172,386	3,426,810	3,426,400
5.	Approval for the issue of up to 1,000,000 shares to Simon Moutter, under the Performance Equity Scheme during the period to 27 September 2015	1,125,842,427	1,663,738	7,151,009	26,132,013	4,439,962
6.	Approval for the issue of up to 2,500,000 share rights to Simon Moutter, under the Performance Rights Scheme during the period to 27 September 2015	1,116,197,528	1,733,041	7,151,009	32,645,957	6,517,234

ENDS

For media enquiries, please contact:

Mike Burgess

Head of Corporate Communications

+64(0)27 611 1108

For investor relations enquiries, please contact:

Mark Laing

GM Capital Markets

+64(0)27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

TRISTAN GILBERTSON Group General Counsel & Company Secretary

28 September 2012

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZSX Listing Rule 3.3.3(a), the Telecom Board has determined that the following directors are (as specified below) independent or not independent, as defined by NZX Listing Rule 1.6.1:

Mark Verbiest	Independent
Paul Berriman	Independent
Murray Horn	Independent
Maury Leyland	Independent
Justine Smyth	Independent
Charles Sitch	Independent
Simon Moutter	Not independent
Kevin Roberts	Not independent

Yours faithfully

Tristan Gilbertson

Group General Counsel & Company Secretary

ENDS

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand